November 14, 2008

Via: Electronic Mail and EDGAR

Securities and Exchange Commission

100 F Street, NE
Washington, D.C.  20549

Attention:  Shaun Donahue

Re:

Kimber Resources Inc. – Request for Acceleration

Registration Statement on Form F-3

As filed on June 4, 2008

File No. 333-151417

Ladies and Gentlemen:

Kimber Resources Inc. hereby respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form F-3 (SEC Registration Number 333-151417) and to permit said Registration Statement to become effective at 5:00 p.m. on November 18, 2008, or as soon thereafter as practicable.

Kimber Resources Inc. hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the me at (604) 669-2251 with any questions with respect to this request.

Very truly yours,

KIMBER RESOURCES INC.

/s/ _Gordon Cummings__________

Gordon Cummings

Chief Executive Officer